ANAVEX LIFE SCIENCES CORP.
51 West 52nd Street, 7th Floor
New York, New York 10019-6163

May 22, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel: (202) 551-3715

Re:	Anavex Life Sciences Corp.
Registration Statement on Form S-1
Filed April 11, 2014
File No. 333-195225

Ladies and Gentlemen:

          Anavex Life Sciences Corp. (the “Company”) confirms receipt of the letter dated April 30, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

COMMENT 1.

We note that you are registering the sale of 101,000,004 shares of common stock by various selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering of this size on form S-3 you are not eligible to conduct a primary at-the- market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under rule 415(a)(1)(i). In your analysis, please refer to Securities Act Rules C&DI Question 612.09 and address the following among any other relevant factors:

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

•	How long the selling shareholders have held the shares;
•	The circumstances under which they received them;
•	Their relationship to the issuer;
•	The amount of shares involved;
•	Whether the sellers are in the business of underwriting securities; and
•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

RESPONSE:
None of the shares of the Company’s common stock (“Common Stock”) to be registered under the Registration Statement are currently directly held by any of the selling security holders listed therein (such holders, the “Selling Security Holders”); none of such shares have been issued by the Company. The shares of Common Stock to be registered under the Registration Statement underlie convertible securities (senior debentures, the “Debentures”, and warrants, the “Warrants”, collectively, the “Securities”) issued to the Selling Security Holders pursuant to the securities purchase agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the Selling Security Holders on March 13, 2014 (such transaction, the “Investment”). As such, the Selling Security Holders are currently indirect beneficial owners of the shares of Common Stock to be registered under the Registration Statement. The debt evidenced by the Debentures has a thirty (30) year maturity date, and until the maturity date, such debt is convertible into shares of Common Stock in satisfaction thereof. The Warrants have a term of five (5) years. Pursuant to the Securities Purchase Agreement and ancillary documents, the Company agreed to register all of the shares of Common Stock underlying the Debentures and Warrants on behalf of the Selling Security Holders. Upon exercise of the Warrants, or conversion of the Debentures, an applicable amount of shares of Common Stock shall be issued to the exercising or converting Selling Security Holder. The Company shall not receive any proceeds from the sale of such shares of Common Stock sold by the Selling Security Holders under the Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

None of the Selling Security Holders had any business relationship or entered into any securities related transactions with the Company prior to the Investment. To the Company’s knowledge, none of the Selling Security Holders are in the business of underwriting securities.

With respect to the amount of shares of Common Stock involved, the Company has only submitted the Registration Statement pursuant to its obligations to the Selling Security Holders under the terms of the Securities Purchase Agreement and ancillary documents, not on its own behalf, and is willing to submit for registration only that amount of shares underlying the Debentures and Warrants as would be acceptable to the Commission to constitute a Rule 415(a)(1)(i) offering, which the Company anticipates will be approximately one-third of its public float, or 11,011,422 shares (the “1/3 Shares”) of its current public float of 33,034,265 shares.

Considering the foregoing relevant factors, the Selling Security Holders are acting on their own behalf in accordance with their own investment intent and not as a conduit for the Company, and as such, the Company does not believe that the offering constitutes a primary offering, but rather qualifies as a Rule 415(a)(1)(i) offering.

COMMENT 2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE:
On the date of the sale of the Securities, March 18, 2014, the closing price of the Common Stock was $0.44 per share. As such, the dollar value of the 33,333,336 shares initially listed in the Registration Statement underlying the Debentures would be $14,666,668. The dollar value of the 101,000,004 shares underlying all of the Securities would be $4,440,002, and the dollar value of the 1/3 Shares would be $4,845,026.

COMMENT 3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes, and the total possible payments to all selling shareholders and any of their  affiliates in the first year following the sale of convertible notes.

RESPONSE:
In response to the Staff’s comment above, the Company has set forth below the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the issuance of the Securities to the Selling Security Holders made by the Company or that may be required to be made by the Company to any Selling Security Holder, any affiliate of a Selling Security Holder, or any person with whom any Selling Security Holder has a contractual relationship regarding the Investment (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments):

Selling Security Holders	Dollar Amount/Payment
Auriga Global Investors SU, SA(1)	-
Auriga Investors-Montserrat Global Fund(1)	-
Hudson Bay Master Fund LTD(1)	-
DAFNA LifeScience LP(1)	-
DAFNA LifeScience Market Neutral L.P. (1)	-
DAFNA LifeScience Select L.P. (1)	-
Joann Mostovoy(1)	-
Sabby Healthcare Volatility Master Fund, Ltd. (1)	-
Sabby Volatility Warrant Master Fund, Ltd. (1)	-
Sphera Global Healthcare Master Fund(1)	-
HFR HE Sphera Global Healthcare Master Trust(1)	-

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Maxim Partners LLC(2)	$700,840.00

(1) Except for Maxim Group LLC (“Maxim”), the Company was not required to pay, and no Selling Security Holder has received payment from the Company, in connection with the Investment transaction.

(2)Maxim Partners LLC is an affiliate of Maxim. Maxim served as the exclusive placement agent in connection with the Investment transaction. Maxim was paid $700,840.00 and was issued Warrants, in the name of Maxim Partners LLC, representing the right to purchase up to an aggregate of 1,000,000 shares of Common Stock. Additionally, the Company does not intend to include Maxim Partners LLC’s shares in the amended Registration Statement.

The net proceeds received by the Company in connection with the issuance of the Securities pursuant to the Securities Purchase Agreement was $9,270,130. No cash amounts are due and payable on the principal amount outstanding on the Debentures in the first year following their sale, and no scheduled interest payments will be due thereon.

COMMENT 4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

RESPONSE:
In response to the Staff’s comment above, the table below details the total possible profit the Selling Security Holders could realize as a result of the conversion discount for the Common Stock underlying the Securities:

Selling Security Holder	Market Price Per Share (1)	Type of Security (2)	Conversion Price (3)	Total Possible Shares Underlying Securities (4)	Combined Market Price(5)	Total Possible Shares Receivable (6)	Total Possible Discount To Market Price(7)
Auriga Global Investors SU, SA	$0.44	Debenture	$0.30	3,333,334	$1,466,666.96	3,333,334	$466,666.76
		Series A Warrant	$0.30	3,333,333	$1,466,666.52	3,333,333	$466,666.62
		Series B Warrant	$0.42	3,333,333	$1,466,666.52	3,333,333	$66,666.66
		Debenture /Series A Warrant/ Series B Warrant	-	10,000,000	$4,400,000	10,000,000	$1,000,000.04
Auriga Investors-	$0.44	Debenture	$0.30	1,666,667	$733,333.48	1,666,667	$233,333.38

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Montserrat Global Fund		Series A Warrant	$0.30	1,666,667	$733,333.48	1,666,667	$233,333.38
		Series B Warrant	$0.42	1,666,667	$733,333.48	1,666,667	$33,333.34
		Debenture /Series A Warrant/ Series B Warrant	-	5,000,001	$2,200,000.44	5,000,001	$500,000.10
Hudson Bay Master Fund LTD	$0.44	Debenture	$0.30	5,000,000	$2,200,000	5,000,000	$700,000
		Series A Warrant	$0.30	5,000,000	$2,200,000	5,000,000	$700,000
		Series B Warrant	$0.42	5,000,000	$2,200,000	5,000,000	$100,000
		Debenture /Series A Warrant/ Series B Warrant	-	15,000,000	$660,000	15,000,000	$1,500,000
DAFNA LifeScience LP	$0.44	Debenture	$0.30	2,580,400	$1,135,376	2,580,400	361,256
		Series A Warrant	$0.30	2,580,400	$1,135,376	2,580,400	361,256
		Series B Warrant	$0.42	2,580,400	$1,135,376	2,580,400	$51,608
		Debenture /Series A Warrant/ Series B Warrant	-	7,741,200	$3,406,128	7,741,200	$774,120
DAFNA LifeScience Market Neutral L.P.	$0.44	Debenture	$0.30	462,000	$203,280	462,000	$64,680
		Series A Warrant	$0.30	462,000	$203,280	462,000	$64,680
		Series B Warrant	$0.42	462,000	$203,280	462,000	$9,240

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

		Debenture /Series A Warrant/ Series B Warrant	-	1,386,000	$609,840	1,386,000	$138,600
DAFNA LifeScience Select L.P.	$0.44	Debenture	$0.30	1,957,600	$861,344	1,957,600	$274,064
		Series A Warrant	$0.30	1,957,600	$861,344	1,957,600	$274,064
		Series B Warrant	$0.42	1,957,600	$861,344	1,957,600	$39,152
		Debenture /Series A Warrant/ Series B Warrant	-	5,872,800	$2,584,032	5,872,800	$587,280
Joann Mostovoy	$0.44	Debenture	$0.30	1,666,667	$733,333.48	1,666,667	$233,333.38
		Series A Warrant	$0.30	1,666,667	$733,333.48	1,666,667	$233,333.38
		Series B Warrant	$0.42	1,666,667	$733,333.48	1,666,667	$33,333.34
		Debenture /Series A Warrant/ Series B Warrant	-	5,000,001	$2,200,000.44	5,000,001	$500,000.10
Sabby Healthcare Volatility Master Fund, Ltd.	$0.44	Debenture	$0.30	6,666,667	$2,933,333.48	6,666,667	$933,333.38
		Series A Warrant	$0.30	6,666,667	$2,933,333.48	6,666,667	$933,333.38
		Series B Warrant	$0.42	6,666,667	$2,933,333.48	6,666,667	$133,333.34
		Debenture /Series A Warrant/ Series B Warrant	-	20,000,001	$8,800,000.44	20,000,001	$2,000,000.10

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Sabby Volatility Warrant Master Fund, Ltd.	$0.44	Debenture	$0.30	3,333,334	$1,466,666.96	3,333,334	$466,666.76
		Series A Warrant	$0.30	3,333,333	$1,466,666.52	3,333,333	$466,666.62
		Series B Warrant	$0.42	3,333,333	$1,466,666.52	3,333,333	$66,666.66
		Debenture /Series A Warrant/ Series B Warrant	-	10,000,000	$4,400,000	10,000,000	$1,000,000.04
Sphera Global Healthcare Master Fund	$0.44	Debenture	$0.30	6,310,667	$2,776,693.48	6,310,667	$883,492.38
		Series A Warrant	$0.30	6,310,667	$2,776,693.48	6,310,667	$883,492.38
		Series B Warrant	$0.42	6,310,667	$2,776,693.48	6,310,667	$126,213.34
		Debenture /Series A Warrant/ Series B Warrant	-	18,932,001	$8,330,080.44	18,932,001	$1,893,198.10
HFR HE Sphera Global Healthcare Master Trust	$0.44	Debenture	$0.30	356,000	$156,640	356,000	$49,840
		Series A Warrant	$0.30	356,000	$156,640	356,000	$49,840
		Series B Warrant	$0.42	356,000	$156,640	356,000	$7,120
		Debenture /Series A Warrant/ Series B Warrant	-	1,068,000	$469,920	1,068,000	$106,800
Maxim Partners LLC	$0.44	Debenture	-	-	-	-
		Series A Warrant	$0.30	500,000	$220,000	500,000	$70,000
		Series B	$0.42	500,000	$220,000	500,000	$10,000

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Warrant
Debenture /Series A Warrant/ Series B Warrant	-	1,000,000	$440,000	1,000,000	$80,000

(1) Market price per share of the Common Stock underlying the Securities on the date of the sale of the Securities.
(2) The shares of Common Stock being registered underlie Debentures, Series A Warrants and Series B Warrants.
(3)Conversion/exercise price per share of the underlying Common Stock on the date of the sale of the Securities is calculated using the fixed conversion/exercise price per share set forth in the Securities.
(4) Total possible shares underlying the Securities (assuming no interest payments and complete conversion throughout the term). Note: the number listed does not take into account that each Selling Security Holder is subject to a 4.99% conversion cap, except for Sphera Global Healthcare Master Fund and HFR HE Sphera Global Healthcare Master Trust, which are subject to a 9.99% conversion cap.
(5) Combined market price of the total number of shares underlying the Securities, calculated by using the Common Stock’s market price per share on the date of the sale of the Securities multiplied by the total possible shares underlying the Securities.
(6) Total possible shares the Selling Security Holders may receive and the combined conversion price of the total number of shares underlying the Securities calculated by using the conversion price on the date of the sale of the Securities and the total possible number of shares the Selling Security Holders may receive. Note: the Debentures and Warrants have fixed conversion prices.
(7) Total possible discount to the market price as of the date of the sale of the Securities calculated by subtracting the total conversion price on the date of the sale of the Securities from the combined market price of the total number of shares underlying the Securities on that date.

COMMENT 5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows;

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

-

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:	In response to the Staff’s comment above, the Company provides the following table setting forth information regarding non-Investment transaction issued Company securities held by the Selling Security Holders:**

Selling Security Holder	Total Possible Profit(1)	Total Possible Shares(2)	Combined Market Price(3)	Total Possible Shares Receivable (4)	Total Possible Discount To Market Price(5)
Auriga Global Investors SU, SA	-	-	-	-	-
Auriga Investors- Montserrat Global Fund	-	-	-	-	-
Hudson Bay Master Fund LTD	-	-	-	-	-

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

DAFNA LifeScience LP	-	-	-	-	-
DAFNA LifeScience Market Neutral L.P.	-	-	-	-	-
DAFNA LifeScience Select L.P.	-	-	-	-	-
Joann Mostovoy	-	-	-	-	-
Sabby Healthcare Volatility Master Fund, Ltd.	-	-	-	-	-
Sabby Volatility Warrant Master Fund, Ltd.	-	-	-	-	-
Sphera Global Healthcare Master Fund	-	-	-	-	-
HFR HE Sphera Global Healthcare Master Trust	-	-	-	-	-
Maxim Partners LLC	-	-	-	-	-

(1) The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the Selling Security Holders or any affiliates of the Selling Security Holders.
(2) The total possible shares to be received under the particular securities (assuming complete conversion/exercise).
(3) The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received.
(4) The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares.
(5) The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

**To the knowledge of the Company, none of the Selling Security Holders, nor their affiliates, own of record any securities underlying any other warrants, options, notes, or other securities of the Company.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

COMMENT 6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:	In response to the Staff’s comment above, the Company sets forth the following table:

Selling Security Holder	Gross Proceeds Payable to Issuer(1)	Payments Made To Selling Security Holders(2)	Resulting Net Proceeds(3)	Combined Total Possible Profit(4)
Auriga Global Investors SU, SA	$1,000,000.00	-	$1,000,000.00	$1,000,000.04
Auriga Investors-Montserrat Global Fund	$500,000.00	-	$500,000.00	$500,000.10
Hudson BayMaster Fund LTD	$1,500,000.00	-	$1,500,000.00	$1,500,000.00
DAFNA LifeScience LP	$774,120.00	-	$774,120.00	$774,120.00

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

DAFNA LifeScience Market Neutral L.P.	$138,600.00	-	$138,600.00	$138,600.00
DAFNA LifeScience Select L.P.	$587,280.00	-	$587,280.00	$587,280.00
Joann Mostovoy	$500,000.00	-	$500,000.00	$500,000.00
Sabby Healthcare Volatility Master Fund, Ltd.	$2,000,000.00	-	$2,000,000.00	$2,000,000.10
Sabby Volatility Warrant Master Fund, Ltd.	$1,000,000.00	-	$1,000,000.00	$1,000,000.04
Sphera Global Healthcare Master Fund	$1,893,200.00	-	$1,893,200.00	$1,893,198.10
HFR HE Sphera Global Healthcare Master Trust	$106,800.00	-	$106,800.00	$106,800.00
Maxim Partners LLC	$0.00.00	$700,840.00	($700,840.00)	$80,000.00

(1) Gross proceeds paid or payable to the Company in the Investment transaction.
(2) All payments that have been made or that may be required to be made by the Company in connection with the issuance of Warrants and Debentures to the Selling Security Holders, any affiliate of a Selling Security Holder, or any person with whom any Selling Security Holder has a contractual relationship regarding the Investment transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).
(3) Resulting net proceeds to the Company. Note that these figures do not include the $4,000 fee paid to the Investment transaction’s escrow agent, or the $30,000 fee paid to the placement agent’s attorneys.
(4) Combined total possible profit to be realized as a result of any conversion discounts regarding the Common Stock underlying the Securities, options, notes, or other securities of the issuer that are held by the Selling Security Holders or any affiliates of the Selling Security Holders.

The total amount of all payments as disclosed in response to Comment Three ($700,840) divided by the net proceeds from the issuer from the sale of the Debentures ($9,270,130.00) is 7.56%, which averages over the thirty (30) year term of the Debentures to 0.25% .

The total possible discount to the market price of the shares underlying the Debentures as disclosed in response to Comment Four ($4,666,666.04) divided by the net proceeds from the issuer from the sale of the Debentures  ($9,270,130.00) is 50.34%, which averages over the thirty (30) year term of the Debentures to 1.68%.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

COMMENT 7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:
In response to the Staff’s comment above, the Company sets forth the following table that describes all prior securities transactions between the issuer (or any of its predecessors) and the Selling Security Holders, any affiliates of the Selling Security Holders, or any person with whom any Selling Security Holder has a contractual relationship regarding the transaction (or any predecessors of those persons):*

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Selling Security Holder	Date of Transaction(1)	# of Shares Outstanding Prior To Transaction(2)	# of Shares Outstanding Prior To Transaction & Held by Non-Selling Security Holders(3)	# of Shares Issued(4)	% Of Total Issued & Outstanding (5)	Market Price Per Share Prior To Transaction(6)	Current Market Price Per Share(7)
Auriga Global Investors SU, SA	-	-	-	-	-	-	-
Auriga Investors- Montserrat Global Fund	-	-	-	-	-	-	-
Hudson Bay Master Fund LTD	-	-	-	-	-	-	-
DAFNA LifeScience LP	-	-	-	-	-	-	-
DAFNA LifeScience Market Neutral L.P.	-	-	-	-	-	-	-
DAFNA LifeScience Select L.P.	-	-	-	-	-	-	-
Joann Mostovoy	-	-	-	-	-	-	-
Sabby Healthcare Volatility Master Fund, Ltd.	-	-	-	-	-	-	-
Sabby Volatility Warrant Master Fund, Ltd.	-	-	-	-	-	-	-

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Sphera Global Healthcare Master Fund	-	-	-	-	-	-	-
HFR HE Sphera Global Healthcare Master Trust	-	-	-	-	-	-	-
Maxim Partners LLC	-	-	-	-	-	-	-

* None of the Selling Security Holders had any business relationship or entered into any securities related transactions with the Company prior to the Investment.
(1) Date of the transaction.
(2)Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction.
(3) Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Selling Security Holders, affiliates of the Company, or affiliates of the Selling Security Holders.
(4) Number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.
(5) Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Selling Security Holders, affiliates of the Company, or affiliates of the Selling Security Holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.
(6) Market price per share of the class of securities subject to the transaction immediately prior to the Investment transaction (reverse split adjusted, if necessary).
(7) Current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

COMMENT 8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:	In response to the Staff’s comment above, the Company provides the following tabular disclosures:

Selling Security Holder	# of Shares Outstanding Prior to the Investment Transaction Held by Non- Selling Security Holders	# of Shares Registered for Resale by Selling Security Holders in Prior Registration Statements	# of Shares Registered for Resale by Selling Security Holders Still Held by Selling Security Holders	# of Shares Sold by Selling Security Holders in Registered Resales	# of Shares Registered for Resale on Behalf of Selling Security Holders in Current Transaction**
Auriga Global Investors SU, SA	33,034,265*	-	-	-	10,000,000
Auriga Investors- Montserrat Global Fund	33,034,265*	-	-	-	5,000,001
Hudson Bay Master Fund LTD	33,034,265*	-	-	-	15,000,000
DAFNA LifeScience LP	33,034,265*	-	-	-	7,741,200
DAFNA LifeScience Market Neutral L.P.	33,034,265*	-	-	-	1,386,000
DAFNA LifeScience Select L.P.	33,034,265*	-	-	-	5,872,800

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

Joann Mostovoy	33,034,265*	-	-	-	5,000,001
Sabby Healthcare Volatility Master Fund, Ltd.	33,034,265*	-	-	-	20,000,001
Sabby Volatility Warrant Master Fund, Ltd.	33,034,265*	-	-	-	10,000,000
Sphera Global Healthcare Master Fund	33,034,265*	-	-	-	18,932,001
HFR HE Sphera Global Healthcare Master Trust	33,034,265*	-	-	-	1,068,000
Maxim Partners LLC***	33,034,265*	-	-	-	1,000,000

* Prior to the Investment and as of the date hereof, the Company has 38,260,097 shares of Common Stock issued and outstanding, with 5,225,832 shares directly held by affiliates, and 0 shares held by the Selling Security Holders.

** Such shares of Common Stock underlie the Debentures and Warrants issued pursuant to the Investment transaction. Note that each of the Selling Security Holders remains subject to conversion caps imposed by the Securities that limit the amount of shares of Common Stock that they can convert/exercise into at 4.99% of the outstanding shares of Common Stock (except for Sphera Global Healthcare Master Fund and HFR HE Sphera Global Healthcare Master Trust which have a 9.99% limitation).

*** The Company does not intend to submit for registration any shares underlying the Securities held by Maxim Partners LLC in its amended Registration Statement.

COMMENT 9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:
The Company has the intention, and believes that it has a reasonable basis to believe that it will have the ability to make all payments on the overlying debt instruments, the Debentures, issued in the Investment transaction. Cash amounts owed under the Debentures are due and payable in 2044, thirty (30) years after their issuance date, and do not impose any regularly scheduled interest payments thereon. While the Company currently is in the process of developing and commercializing its core product offerings, it believes that by the year 2044 it will have thriving operations affording it the ability to repay any amounts remaining outstanding under the Debentures.

The Company is not aware of and has not obtained, reviewed or been presented with any information indicating that any of the Selling Security Holders have an existing short position in the Common Stock.

COMMENT 10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes. In this regard, we note that the placement agent agreement with Maxim Group does not appear to be filed as an exhibit to the registration statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:
In response to the Staff’s comment above, it is the Company’s view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus, since prior to the Investment, the Company and the Selling Security Holders have had no prior business relationships or arrangements and the Investment is described in its entirety in the Registration Statement. Similarly, all agreements between and/or among those parties are included as Exhibits to the registration statement or the Form 8-K filed with the Commission on March 19, 2014, with the exception of the Placement Agent Agreement by and between the Company and Maxim, which the Company shall file as an Exhibit to the amended Registration Statement.

COMMENT 11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

RESPONSE:
The Company initially submitted for registration all of the shares underlying the Securities sold in the Investment transaction pursuant to its obligations to do so under the applicable definitive documents enforceable by the Selling Security Holders to register a secondary offering on such Selling Security Holders’ behalf. In consideration of the Commission’s comments regarding the size of the shares registered, the Company would seek to register the 1/3 Shares as a transaction that is eligible to be made under Rule 415(a)(1)(i). In the event that the Commission affords the Company the ability to proceed with the Registration Statement as a Rule 415(a)(1)(i) offering, the Company shall revise and amend the “Selling Security Holders” section of the Registration Statement to reflect the offering of the 1/3 Shares in amounts as applicable to each of the Selling Security Holders.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

COMMENT 12.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE:

In response to the Staff’s comment above, the Company sets forth below the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the Selling Security Holders that are legal entities.

Selling Security Holder Entity	Natural Person(s) Who Exercise Sole or Shared Voting Powers	Natural Person(s) Who Exercise Sole or Shared Dispositive Powers
Auriga Global Investors SU, SA	Dr. Raj Mehra	Dr. Raj Mehra
Auriga Investors-Montserrat Global Fund	Dr. Raj Mehra	Dr. Raj Mehra
Hudson Bay Master Fund LTD(1)	Sander Gerber	Sander Gerber
DAFNA LifeScience LP	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.
DAFNA LifeScience Market Neutral L.P.	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.
DAFNA LifeScience Select L.P.	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.	Fariba Ghodsian, C.I.O.; Nathan Fischel, C.E.O.
Sabby Healthcare Volatility Master Fund, Ltd. (2)	Hal Mintz	Hal Mintz
Sabby Volatility Warrant Master Fund, Ltd. (2)	Hal Mintz	Hal Mintz
Sphera Global Healthcare Master Fund (3)	Doron Breen	Doron Breen
HFR HE Sphera Global Healthcare Master Trust (3)	Doron Breen	Doron Breen
Maxim Partners LLC(4)	Michael Rabinowitz	Michael Rabinowitz

(1) Hudson Bay Capital Management LP serves as investment manager of Hudson Bay Master Fund Ltd., and as such, has voting and dispositive powers over the Securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over the Securities.

(2) Sabby Management, LLC serves as the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the Securities covered by the Form S-1 except to the extent of its pecuniary interest therein.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 22, 2014

(3) Sphera Global Healthcare Management L.P. has the sole voting and dispositive powers over the Securities. Doron Breen is the natural person exercising such control at such entity.

(4) MJR Holdings LLC has the sole voting and dispositive powers over the Securities. Michael Rabinowitz is the natural person exercising such control at such entity.

*           *           *           *           *           *

          In addition, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

           •      The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

           •      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

           •      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

ANAVEX LIFE SCIENCES CORP.

/s/ Christopher Missling, PhD.
Name: Christopher Missling, PhD.
Title: Chief Executive Officer

cc:	Clayton E. Parker, Esq. of K&L Gates LLP
Austin Stephenson, SEC Division of Corporation Finance